Exhibit 12.1

Lexar Media, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands of dollars)

	1999	2000	2001	2002	2003	Nine Months Ended September 30, 2004
Pre-tax income (loss) from continuing operations	$(15,281)	$(54,266)	$(44,566)	$10,462	$44,098	$(12,184)

Fixed charges:
Interest expense and amortization of debt issuance cost	527	7,242	5,929	728	81	71
Rentals (33%)	128	222	252	265	277	227
Preferred stock dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

Total fixed charges	$655	$7,464	$6,181	$993	$358	$298

Pre-tax income (loss) from continuing operations plus fixed charges less PS requirement	$(14,626)	$(46,802)	$(38,385)	$11,455	$44,456	$(11,886)

Ratio of earnings to fixed charges	—	—	—	11.5	124.3	—
Deficit where ratio coverage less than 1:1. The registrant must generate additional earnings as follows to achieve a coverage ratio of 1:1	$15,281	$54,266[1]	$44,566[2]	—	—	12,184
[1] Included in earnings for 2000 was nonrecurring expenses of $6.0 million before income taxes relating to litigation settlement with Sandisk.		6,000		—	—	—
[2] Included in earnings for 2001 was nonrecurring expenses of $4.9 million before income taxes relating to restructuring activities and the impairment of goodwill associated with Printroom.com.			4,940	—	—	—
Deficit, excluding non-recurring charges	15,281	48,266	39,626	—	—	12,184